UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   AMENDMENT TO
                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no.  0001082678
                     -----------

                            ZEB ORO EXPLORATIONS INC.
                 (Name of Small Business Company in Its Charter)




               Nevada                                 98-0205944
      ------------------------------              -----------------
     (State or Other Jurisdiction of              (I.R.S. Employer
     Incorporation or Organization)               Identification No.)


      825-1200 West 73rd Avenue
      Vancouver, B.C., Canada                         V6P 6G5
     ----------------------------                    -----------
  (Address of Principal Executive Officer)           (Zip Code)


                                 (604) 267-1100
                         ------------------------------
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    -----------------------------------------
                               (Title of Class)

                                TABLE OF CONTENTS


ITEM                                                                                      PAGE
                                                                                          -----
                                     PART 1
Item 1            Description of Business                                                   3
Item 2            Management's Discussion and Analysis or Plan
                            of Operation                                                   15
Item 3            Description of Property                                                  19
Item 4            Security Ownership of Certain Beneficial
                            Ownership and Management                                       20
Item 5            Directors, Executive Officers, Promoters and
                            Control Persons                                                22
Item 6            Executive Compensation                                                   23
Item 7            Certain Relationships and Related Transactions                           24
Item 8            Description of Securities                                                26

                                     PART 11
Item 1            Market Price of and Dividends on the Registrant's
                            Common Equity and Other Stockholders Matters                   28
Item 2            Legal Proceedings                                                        28
Item 3            Disagreement With Accountants and Financial Disclosure                   28
Item 4            Recent Sales of Unregistered Securities                                  28
Item 5            Indemnification of Directors and Officers                                29

                                    PART F/S
                  Financial Statements                                                     30

                                    PART 111
Item 1            Index to Exhibits                                                        39
Item 2            Description of Exhibits                                                  39




                ------------------------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1


Zeb Oro Explorations Inc. (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

     1.   provide current, public information to the investment community;

     2.   to expand the availability of secondary  trading  exemptions under the
          Blue  Sky  laws  and  thereby   expand  the  trading   market  in  the
          Registrant's securities, and

     3.   to  comply  with   prerequisites   for  listing  of  the  Registrant's
          securities on NASDAQ.


ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Registrant was incorporated on March 4, 1999. The Registrant has no subsidiaries and no affiliated companies. The executive offices of the Registrant are located at Suite 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada, V6P 6G5, (Tel) 604-267-1100 (Fax) 604-267-1101.

         The Registrant is engaged in the exploration of mineral properties. (see Part 1, "Exploration and Development of the Zeb Oro Mineral Property"). The Registrant is not in the development stage with regards to any mineral claim. No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Registrant is purely an exploration company. There is no assurance that any ore body will ever be found and that the Registrant will have sufficient funds to undertake the exploration work required to identify an ore body.

         Management anticipates that the Registrant's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.


         The Registrant owns the mineral rights to one mineral claim known as the Zeb Oro claim . It has the executive rights to all minerals on the Zeb Oro claim until February 11, 2000. If the Registrant does not perform exploration work or pay-cash-in-lieu in the amount of $1,000 (Cdn. $1,500) by February 11, 2000 the rights to the mineral claims will expire and can be staked by others. Nevertheless, the Registrant has decided to undertake a grip and soil sampling prior to the end of October 31, 1999. Depending upon the cost of the exploration program, the Zeb Oro claim will be kept in good standing until at least February 11, 2001.


         The Registrant has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to explore the Registrant's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring and, if warranted, developing its mineral property, the Registrant plans to seek out additional mineral properties either by way of purchase, staking or joint venturing of other mineral properties. (See
Part 1, Item 2 Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Registrant's plans as currently contemplated. Information concerning all the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

         All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION AND DEVELOPMENT OF THE ZEB ORO MINERAL PROPERTY

          The Registrant retained Calvin Church, P. Geo. of Vancouver, British Columbia, to summarize the geology and mineral potential on its mineral claim near Zeballos, British Columbia. His report is dated April 30, 1999. The mineral claim was staked February 11, 1999 by Edward Skoda on behalf of the Registrant and named Zeb Oro.


         The claim covers 15 metric units (13.2 square miles) located within the Zeballos Mining Camp near the town of Zeballos on the West Coast of Vancouver Island, British Columbia, Canada. Gold bearing quartz veins in the Zeballos mining camp produced over 287,811 ounces of gold and 124,700 ounces of silver from ore averaging 0.44 ounces per ton during the period 1934 to 1948. Previous production in the Zeballos mining area was done by the following operators:

                Privateer                   154,381 ounces
                Spud Valley                  54,039 ounces
                Mount Zeballos               30,525 ounces
                Central Zeballos             20,472 ounces
                Prident                      13,937 ounces
                White Star                    7,081 ounces
                C. D. (Rey Oro)               4,600 ounces
                Homeward                      1,491 ounces
                Van Isle                      1,178 ounces
                Rimy                             44 ounces
                Tagore                           38 ounces
                Golden Portal                    20 ounces
                King Midas                        5 ounces
                                            -------
                                            287,811 ounces
                                            =======
         Calvin Church's report summarizes geology and mineralization in the Zeballos mining camp and potential for discoveries on the Zeb Oro claim. The report is summarized under this section of Part 1. Mr. Church has not visited the property, which was covered in snow at the time of his writing of the report.


         Church's report gives the following recommendations for an exploration program:

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 20 metre intervals on lines spaced 100 metres apart. Major northeast striking stratigraphic contacts and shear zones should be prospected and the grids orientated perpendicular to them should they appear to be mineralized. If terrain conditions prohibit establishing a grid, closely spaced contour sampling traverses should be considered.

o Ground geophysical surveys using VLF-EM and magnetometer instruments to locate less obvious linear features (faults), geological contacts and mineralized horizons.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

LOCATION, ACCESS AND TOPOGRAPHY

         The Zeb Oro mineral is situated just north of the town of Zeballos, which is located on the West Coast of Vancouver Island about 300 kilometres (189 miles) northwest of Victoria, British Columbia. The geographic center of the Zeb Oro property is located at 126(degree)49'55" West Longitude and 50(degree)02'28" North Latitude on N.T.S. mapsheet 92 L/2. This location may also be described as being in U.T.M. zone 09 (Universal Transverse Mercantor grid system stated in metric used by the military to determine a precise location) with coordinates Northing 5545200N and Easting 655300E. The claim's southeast corner is in the Zeballos river valley about two kilometers (1.2 miles) downstream of its junction with the Nomash River.

         Access is by an all weather road which follows the Zeballos River and connects Zeballos to the Island highway at Mukwilla Lake. The road crosses the southeast corner of the property seven kilometres (4.3 miles) north of the town of Zeballos from where steep footpaths follow creeks to higher ground in the northwest area of the claim.

         The terrain is mountainous and rugged. Elevations range from 20 meters (75 feet) in the Zeballos River valley to above 1,030 meters (Mt. Lukwa 3,749feet) at some of the local peaks within the mining camp. Many of the creeks flow down waterfalls in narrow canyons and there are many unscalable bluffs which make foot traverses difficult. The area is considered coastal rainforest and total annual precipitation is high, rarely less than 500 centimeters (200 inches.). Forests of yellow cedar and hemlock populate the mountaintops and Douglas fir and red cedar grow well in the river valleys, however, much of the main drainages were logged in the 1940's.

CLAIM STATUS


         The Zeb Oro claim was staked by Edward Skoda and is registered in the Alberta Mining Division of British Columbia. The Registrant owns the claim outright. Mineral tenure is secure for one year from the date of staking as described below.



            Claim Name                Tenure No.        Units          Expiry Date___
            ----------                ----------        -----          --------------
             Zeb Oro                   367925           15            February 11, 2000


Meaning of "staking" and how Mr. Skoda staked the Claim.

         The word "staking" is used by the Ministry of Energy, Mines and Petroleum in Mineral Tenure Act to define work on the ground which means cutting trees for posts, setting up prepared posts, affixing tags to existing legal posts and marking lines. The requirement of the Mineral Tenure Act is that to obtain the rights to minerals the ground must be staked. The work "staking" is used to satisfy the requirements of the Mineral Tenure Act whereby a "stake", being a wooden post, must be driven into the ground at the corner of the claim.

To comply with the requirements of the Mineral Tenure Act Mr. Skoda performed the following:


     (a) Mr. Skoda checked the status of the land to be staked by a review of the records at the Gold Commissioner's Office prior to going to the Zeballos area. This review ensured Mr. Skoda that the property in question was not recorded in the name of another person or company. It was free for staking.

     (b) With Mr. Skoda's Free Miner Certificate still in good standing, he acquired title and topographical maps from the Gold Commissioner's Office, purchased several metal tags to be affixed to the stakes before traveling to the Zeballos area.



         Mr. Skoda walked a line of 1,500 feet from the identification post and flared the surrounding trees with paint on the side facing the post and cut the underbrush where the trees were not available for painting. He returned to the identification post and did a similar walk at a 90 degree angle. Flagging the trees with ribbon is also acceptable or pickets placed in the ground if there are no trees. These lines and the "identification" post are necessary to ensure there is adequate marking on the ground to identify the claim location.

         In performing his duties of staking the Zeb Oro Claim, Mr. Skoda adhered to the above requirements and filed with the Ministry of Energy, Mines and Petroleum the required information as contained in the Record of 4 Post Claim - Mineral Tenure Act (Section 23)

         The claim was staked by Mr. Skoda prior to the Registrant being incorporated. The name of the Registrant was derived from the claim itself. The Registrant will concentrate its efforts in the exploration of the Zeb Oro claim but will also consider other mineral properties of interest in the future.

          Mr. Skoda was the staker of the Zeb Oro claim who sold the claim to the Registrant for $376 (Cdn. $550) in March 1999. He is not an officer, director or shareholder of the Registrant and has no responsibilities in any way with regard to the Registrant.


REGIONAL GEOLOGY

         The rocks in the Zeballos-Nimpkish lake area were originally mapped and correlated with rocks of the adjacent area by D.H. Gunning in 1932. He defined the Upper Triassic volcanoclastic sequences in the area as the Vancouver Group. The stratigraphic sequence of volcanic and sedimentary rocks of the Vancouver Group comprises a conformable series that strikes north to northwest and dips west to southwest. Consequently the oldest rocks in the area are found to the east and the youngest are to the west. Upper Triassic Karmutsen volcanics (muTRK) form the base of the Vancouver Group and consist of a thick series of intermediate to basic volcanic flows with very little interbedded sedimentary material. Conformably above the Karmutsen Formation is the Quatsino Formation (uTRQ) which is composed of massive to thickly bedded white to blue crystalline limestone. The succeeding Upper Triassic Parson Bay Formation (uTRPB) is composed of interbedded calcareous black argillite, calcareous greywacke and sandy to shaly limestone. A general coursening of grain size is seen moving upward in the stratigraphic succession. The Bonanza Group (IJB) caps the stratigraphic succession and includes an upper volcanic unit (rhyolitic and basaltic tuffs and breccias) and a lower calcareous sedimentary unit.

         The intrusive rocks of the region form part of the Coast intrusions that range in composition from quartz diorite to granite and were emplaced during Jurassic to Cretaceous time. On northern Vancouver Island these intrusive rocks form regional patterns of narrow northwest trending belts separated by slightly wider belts of Upper Triassic volcanic and sedimentary rocks. The pattern is more pronounced on the west side of the island where a three kilometre wide belt, just west of Nimpkish Lake, has been traced southeast to Vernon Lake, a distance of 80 kilometres. Within the Vancouver and Bonanza Groups the intrusives form sills, dykes and high level stocks of hornblende-quartz-feldspar porphyry and there is an apparent comagmatic relationship between intrusives and volcanics. Much of the economic mineralization within the Zeballos mining camp was developed in, or in close association to, these intruding batholiths and stocks.

         The geological structures of northern Vancouver Island are probably due to several periods of deformation occurring from late Mesozoic to early Tertiary time. Vancouver Group rocks are folded into broad regional anticlinoria and synclinoria that strike northwesterly and have average trough to crest distances of 11 to 16 kilometres. Structural deformation in the Zeballos map area is complex due to the predominance of intrusive bodies that disrupt the broad folds. It is particularly noticeable where intrusive bodies have invaded Quatsino limestone or sedimentary units of the Bonanza Group (Parson Bay Formation) resulting in overturned beds and recumbent folds. Major north to northwest trending fault zones are mapped in the Zeballos area and are thought to be later than steeply dipping easterly trending cross faults.

          Neither Mr. Skoda or Mr. Church took any soil samples from the Zeb Oro claim. No trench has been done on the claim.

PROPERTY GEOLOGY


         Detailed geological mapping of the Zeballos mining camp was completed by J.S. Stevenson in 1950. Mesozoic volcanics and sediments of the Vancouver Group outcrop and are intruded by Coast intrusives of probable Jurassic age over this relatively small area (58 sq. km.). Andesitic lava of the Karmutsen volcanics outcrop west of the north fork of the Zeballos River and represent the oldest mapped unit. Massive limestone of the Quatsino Formation overlies the lava to the west along Contact creek. A large assemblage of volcanics, mainly pyroclastics and minor flows of the Bonanza Formation, overlies the limestone to the west and outcrops over the southwest quadrant of the mining camp. A northwesterly belt of Coast intrusives that include, from oldest to youngest, gabbro, hornblende diorite, granodiorite, quartz diorite, and several varieties of dykes, invade the stratified rocks. The intrusives are a dominant feature within the Zeballos mining camp and, as most mineral deposits are associated with it, is of considerable economic and geological interest.

         The major structure of the area is a monoclinal fold that strikes northwest and dips 40 to 60 degrees southwest. This fold is modified by a major northwest trending dragfold between Lime and Contact creeks in which the crest follows Lime creek and the trough follows the ridge 600 metres to the east. Minor dragfolds occur near contacts with the quartz diorite. A major northerly trending fault of indeterminate displacement follows the north fork of the Zeballos River and appears to dip vertically or steeply east.

MINERALIZATION AND ALTERATION

         Mineral deposits of the area include gold-bearing quartz veins and high temperature replacement (skarn) or contact metamorphic deposits in limestone or calcareous sedimentary rocks. Deposits of the latter type are confined to areas where Quatsino limestone and sedimentary parts of the Karmutsen and Bonanza group rocks have been invaded by Coast intrusions. The replacements typically contain chiefly magnetite with lesser amounts of pyrrhotite (F.L., Ridge, Churchill) or they contain mainly chalcopyrite and only minor magnetite and pyrrhotite (Maquinna and Central Zeballos) and sometimes appreciable gold (Beano). In the Ford skarn deposit a 21 metre thick tabular body of magnetite follows a limestone-tuff contact and has been traced along 400 metres of strike.

         Auriferous gold-bearing veins of the Zeballos camp are characteristically narrow, with widths less than one foot (30 cm), but commonly contain gold in excess of one ounce to the ton (35 g/tonne). Some of the veins occur in sheeted zones up to 4 feet (1.2 m) wide that may pinch and swell along strike forming lenticular (curved structure) quartz-sulphide zones (Goldfield
Vein). The veins follow fairly continuous fault fissures and are often banded by an alternation of quartz and sulphides where the abundance of sulphide varies from 10 to 50 percent and averages about 25 percent. Sulphides, in order of abundance are pyrite, sphalerite, arsenopyrite, chalcopyrite, galena, pyrrhotite, and occasionally marcasite.


         The producing mines in the camp were located at the northwest end or nose of the quartz diorite intrusive body and related to structural deformation and mineralization there. It has been found that veins, or parts of veins, that follow the direction of tension in any fracture pattern are the most favourable for the localization of ore. A study of fracture patterns in the Zeballos camp (J. S. Stevenson, 1950) determined that veins that strike close to north 62 degrees east and dip vertically were formed by tension and thus most likely to contain higher grade oreshoots. This discovery has been proven by practical experience where several high grade veins (Privateeer No.3, Goldfield Vein) and gash veins in the Zeballos camp are orientated in this direction.

         On the Zeb Oro claim there are more than six sheared-vein showings of limited extent containing minor amounts of gold and base metals. The shears zones are generally less than one metre wide, strike 052 to 090 degrees, and dip steeply north or south. The quartz veins within the shears are usually 5 to 30 centimetres wide and mineralized with pyrite-arsenopyrite and lesser amounts of pyrrhotite, sphalerite and galena. Coast intrusive phases, ranging in composition from diorite to granodiorite, host most of the veins on the property or are spatially related to gold-quartz veining in intruded volcanic rocks of the Bonanza Group.

         The Maquinna Vein is one of the more developed showings on the property and has been traced on surface and underground for over 640 metres. Locally the vein is ribboned and ranges up to 1 metre in width with values up to 21.3 grams/tonne (G.A. Clothier, 1939). Many of the veins on the property are oriented in directions of maximum shear stress (090(degree)) and as such there is a predominance of broken quartz fragments and gouge within the shears. Directly south (250 m), chalcopyrite-magnetite mineralization hosted in a silicified lens of Quatsino limestone has been explored by a series of open cuts and a short adit. These showings, formerly known as the Blackbird/Jack O'Spades property, represent skarn replacement mineralization.

         The Registrant has not yet undertaken any exploration activities on its mineral claim either in identifying areas for establishing a grid or in taking soil samples. Calvin Church did not perform any soil sampling or trenching. Nevertheless, the Registrant will be undertaking an exploration program in the latter part of October 1999 whereby a grid will be established on the property and soil sampling will be done. No trenching will be done during 1999.


CONCLUSIONS MADE BY CALVIN CHURCH IN THIS REPORT.

o The Zeb Oro property is situated within the Zeballos mining camp that includes a number of former producing lode gold mines including the Privateer and Spud Valley mines. Together these mines produced 287,811 ounces of gold and 124,700 ounces of silver from 651,000 tons of ore mined giving an over all grade for the camp of 0.44 ounces gold per ton. The former gold producers are summarized in the table below (stated in ounces during 1934 to 1948):

-----------------------------------------------------------------------------------------------------------
       PRODUCER        1934 -     1938     1939        1940     1941     1942     1943   1944 -  TOTAL
                       1937                                                              1948
-----------------------------------------------------------------------------------------------------------
Privateer             3,003     16,023   32,987      28,416  28,328   17,219    9,727  22,678     154,381
-----------------------------------------------------------------------------------------------------------
Spud Valley *            47        473   15,369      18,099  14,031    6,020                       54,039
-----------------------------------------------------------------------------------------------------------
Mount Zeballos                            3,277      14,716   9,744    2,665      123              30,525
----------------------------------------------------------------------------------------------------------
Central Zeballos                   152       33       6,610   6,568    4,610            2,499      20,472
-----------------------------------------------------------------------------------------------------------
Prident                                                       3,803    5,141    3,758   1,235      13,937
-----------------------------------------------------------------------------------------------------------
White Star             541          42    2,122       2,345   1,531      500                        7,081
-----------------------------------------------------------------------------------------------------------
C.D. (Rey Oro)                   1,102      843       1,319   1,336                                 4,600
-----------------------------------------------------------------------------------------------------------
Homeward                                                        897      594                        1,491
-----------------------------------------------------------------------------------------------------------
Van Isle                                             1,178                                          1,178
-----------------------------------------------------------------------------------------------------------
Rimy                                44                                                                 44
-----------------------------------------------------------------------------------------------------------
Tagore                                       8                                                         38#
-----------------------------------------------------------------------------------------------------------
Golden Portal                                8          12                                             20
-----------------------------------------------------------------------------------------------------------
King Midas                                               5                                              5
-----------------------------------------------------------------------------------------------------------
TOTALS              3591        17,836  54,647      72,700   62,238   36,749   13,608  26,412     287,811
-----------------------------------------------------------------------------------------------------------

* Including production from Big Star.
# Includes 30 oz. Produced in 1930 and 1932.


o    Most of the  production  came from  gold-bearing  veins  less than one foot
     (30cm) wide and because the veins were much narrower than stoping widths dilution of the ore was quite high especially in areas of highly sheared wall rock. Thus the actual grade of many of the producing veins in the camp are commonly higher than one ounce per ton.

o Auriferous quartz veins occur in the border phases of the intrusive rocks and in the adjacent host rocks although there are isolated occurrences of gold-bearing veins up to one mile (1.6 km) from any known intrusive contact.

o The veins are commonly banded by an alternation of sulphides and quartz indicating several episodes of mineralization. Sulphides are common in most of the Zeballos veins comprising 10 to 50% of the vein material. In quartz-sulphide ores the gold content increases in proportion to sulphide content and the presence of galena or sphalerite probably due to a late pulse of mineralization.

o Studies of structural deformation in the quartz diorite intrusive indicate that veins which developed parallel to the plane of tension (062(degree)/90) contain the highest grade oreshoots. Veins that developed along planes of maximum shearing stress (035(degree)/90 and 090(degree)/90) tend to be lower grade and contain abundant rock fragments and gouge.


o High temperature replacement deposits (skarns) are found along contacts between Coast intrusive rocks and limestone or calcareous sediments within the Zeballos mining camp. The Ford deposit produced 1,282,233,396 kilograms of iron concentrate from 1,681,283 tonnes of ore mined from massive replacement bodies of massive fine-grained magnetite. Zeballos Iron Mine Ltd. operated the mine between 1962 and 1969.


RECOMMENDATIONS

o    Airphoto interpretation and reconnaissance mapping is required to determine structural  breaks and  intersecting  fault  structures  very  important to ground preparation and
     the formation of mineral deposits in the area.                                       $     2,500

o    Construction of a soil geochemical grid across structural  features sampled at 20 metre  intervals on lines spaced 100 metres  apart.  Major  northeast striking  stratigraphic  contacts and shear zones should be prospected  and the  grids  orientated  perpendicular  to them  should  they  appear  to be mineralized. If terrain conditions prohibit establishing a grid, closely
     spaced contour sampling traverses should be considered.                                   7,500

o Ground geophysical surveys using VLF-EM and magnetometer instruments to locate less obvious linear features (faults), geological contacts and mineralized horizons. 1,000

o    Prospecting and detailed  geological mapping at 1:2000 scale or better over the entire  claim  area.  Prospecting  could be  prioritized  according  to favorable geologic contacts especially where VLF-EM conductors have already
     been identified.                                                                          1,000

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

                                                                                              150,000
                                                                                              -------
     Estimated cost of exploration program                                                $   162,000
                                                                                              =======

The estimated cost of doing the above noted exploration work was determined by Calvin Church. Presently the Registrant does not have the funds to undertake all of Church's recommendations. The first four recommendations can be undertaken since the directors and officers are prepared to advance the Registrant the funds required to complete them. The Registrant will not have the funds available to start the trenching and drilling recommendation. It will have to seek these funds from either institutional lenders (none have been identified to date) or from the sale of its capital stock. There is no certainty that any funds can be raised for trenching and drilling.

REGISTRANT'S MAIN PRODUCT

The Registrant's primary product will be the exploration of its mineral property which might eventually result in the sale of minerals, both precious and commercial. The Registrant is not at the stage of exploration whereby minerals can be mined and sold thereby giving the Registrant a cash flow.

REGISTRANT'S EXPLORATION FACILITIES

         The Registrant will be exploring its mineral claims initially in the Zeballos area of British Columbia and does not plan to build any mill or smelter until such time as a production decision is made. This will be several years into the future before the need to build a permanent facility is warranted. During the exploration period, the Registrant will use tent facilities to house its geological workers since this will be by far the most economic way to proceed.

RISK INHERENT IN MINERAL PROPERTIES

         There are certain inherent risks with mineral properties from the point of view of the Registrant and its shareholders as follows:

1. No Commercial Ore Body Exists

         The Zeb Oro claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search of ore.

2. Expenditures on Exploration Might Not Result in a Commercial Quantity of Ore

         There is no certainty that any expenditures made in the exploration of the Zeb Oro property will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3. Future Funding Might Not be Available

         Resource exploration and development is a speculative business since there is no assurance after the initial funds are raised that the Registrant can raise any further funds from the market place.

4. Ore Body Discovered Which is Not Commercial Viable

         The Registrant might discover a mineral deposit which, though present, is insufficient in size or grade to return a profit from production.

5. Market Factors Beyond the Control of the Registrant

         The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Registrant's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

6. Competition with Other Companies

         The mineral industry is intensely competitive and the Registrant competes with other companies that have greater resources. Not only is the competition for mineral properties of merit extremely competitive but the search for funds to develop existing mineral properties is competitive. The Registrant might not be able to compete as well as larger and more well known mineral companies.

7. High Degree of Risk in Exploring the Zeb Oro mineral claim

         Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Registrant may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Registrant's financial position.

8. Environmental Requirements

         Prior to commencing mining operations on any of its properties, the Registrant must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Province of British Columbia has enacted statutory provisions to protect the Crown's property; being the claim that the Registrant has the rights to the mineral thereon. The Acts that the Registrant has to adhere to are the "Timber Harvesting Practices Regulations", Mineral Tenure Act, Coal Act and Forestry Act. Each of the formed Acts has their own environmental concerns which the Registrant must adhere to. The Registrant might be liable for pollution if it does not adhere to the requirements of the various Acts. Environment concerns relate to the use and supply of water, the animal life in the area, fish live in the streams, the need to cut timber and removal of overburden; being the soil above the hard rock. No building or fixtures of any nature can be erected without the prior approval of the district inspector for the Province. To undertake any form of work program beyond grid preparation and soil sampling, the Registrant will have to prepare a "Mineral & Coal Notice of Work and Reclamation" form that requires the Registrant to indicate its expected exploration program and how it will affect water and soil concerns. The cost and effect of adhering to the environment requires are unknown to the Registrant at this time and cannot be reasonably estimated.

9. Undisclosed Claims Against the Zeb Oro Mineral Claim

         While the Registrant has obtained the usual industry standard title reports with respect to the Zeb Oro claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolutions of a dispute may result in the loss of all of such property or a reduction in the Registrant's interest therein.

10. No Survey has been Performed

         The Zeb Oro claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

11. Going Concern Qualification by the Registrant's Auditors

         The Registrant's auditors have qualified their opinion as follows:

             "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in this regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty".

         In Note 5 to the financial statements, the Registrant acknowledges the fact that it is dependent upon additional financing in order to develop its claim. If the Registrant is unable to raise additional financing it will not be able to continue and may eventually cease to operate as a company. The auditor wishes to alert the readers of the financial statements that he agrees with the Registrant that there is a possibility that without additional funding the Registrant will not be able to complete its goals and might cease to be an operating entity.

12. Concentration of Ownership in the Registrant by Management

         Out of the 11,025,000 shares issued and outstanding, Steven Bruce, President of the Registrant, and Michael Kennaugh, each own 2,500,000 shares of the Registrant representing 45.35% of the stock issued. There is very little chance that any individual or group of individuals can exercise their shareholders' voting right to replace either of these two directors. Therefore, these two directors effectively control the Registrant and can dedicate policy as they determine it.

13. Management's Limited Experience in the Mining Industry

         The executive officers of the Registrant do not have past experience in the mining industry. None of the executive officers have been officers, directors or employees of any company in the mining industry. This lack of experience might cause the Registrant to make decisions that otherwise would not be warranted and cause hardship on the Registrant and its ability to fulfill its objectives.

14. Conflict of Interest of the Directors and Officers

          Some of the Directors of the Registrant are also directors and officers of other companies. and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Registrant cannot insure that it will receive fair and equitable treatment in every transaction.

1. OTHER MINERAL PROPERTIES

         The Registrant has not identified any other mineral properties either for staking or purchasing.

EMPLOYEES

         As at April 30, 1999, the Registrant did not have any employees either part time or full time. Initially the Registrant will not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions. Nevertheless the executive officers undertook the responsibility of initially identifying a mineral property of merit, incorporating the Registrant, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers. They were not paid for these services in cash by the Registrant but the Registrant has given recognition in the financial statements to this contribution by expensing $1,000 for services of the President and crediting capital contribution of a like amount.

         The Registrant is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration and development of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. The Registrant will use independent workers and consultants initially on a part time basis.

COMPETITION

         In Canada there are numerous mining and exploration companies, both big and small. All of these mining and exploration companies are seeking properties of merit and availability of funds. The Registrant will have to compete against such companies to acquire the funds to develop its mineral claims. The availability of funds for exploration is sometimes limited and the Registrant might find it difficult to compete with larger and more well-known companies for capital. Even though the Registrant has the rights to the mineral on its claims there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claims in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claims might lapse and be staked by other mining interests. The Registrant might be forced to seek a joint venture partner to assist in the development of its mineral claims. In this case, there is the possibility that the Registrant might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

         Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Registrant's ability to process its ore and eventually market it. At this point in time the Registrant does not have any contractual agreements to refine any potential ore it might discover on its mineral claims.

         The exploration and development business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Registrant's ability to attract talent from the mining field. There is no assurance that the Registrant's mineral expansion plans will be realized.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Registrant's mineral property may differ from the recommended work program as set forth in the geological report dated April 30, 1999 prepared by Calvin Church, P.Geo.. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

         To date the Registrant has concentrated on the Zeb Oro claim. The Registrant is hoping to undertake an exploration program on its claim during the fall of 1999. It expects to construct a grid on the claim after a detailed mapping program has been done to determine the structure breaks and intersecting fault structures on the claim. A grid is a geological method whereby two sets of uniform spaced parallel lines intercept at right angles by means of which the surface of the area is divided into squares like a checkerboard. At the same location in each square, for example the upper left hand side of the square, a soil sample is taken. All the soil samples are set to a laboratory for analysis and subsequently the results are posted to a chart of the grid to determine if there is a trend. By visually examining the checkerboard chart, the geologist will determine when additional samples should be taken and assayed. A concentration of positive grade values of ore as defined by the assays from the laboratory in one direction on the checkerboard chart will indicate that additional soil samples are warranted. This stage will cost approximately $10,000. After the additional samples are assayed the geologist will decide on a ground survey using VLF-EM and magnetometer instruments in the area of interest. There is the distinct possibility that no values will be obtained from the Registrant's grid and soil sampling program. It is estimated that the cost of performing the VLF-EM and magnetometer is estimated to cost approximately $1,000. If this stage proves success, the Registrant will undertake a prospecting and detailed geological mapping over the entire Zeb Oro claims. This latter stage will cost approximately $1,000. The next stage of trenching and drilling which may be several years into the future. The cost is expected to be approximately $150,000. There is no guarantee that the Registrant will ever reach this stage since the early exploration stages might prove that there is no commercially viable ore body on the Zeb Oro claim and the Registrant will have to abandon it.

         In the future, the Registrant will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Registrant. Subject to the availability of financing, the Registrant will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Registrant will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant.
In the absence of such financing, the Registrant may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

          As at April 30, 1999, the Registrant had $9,811 of assets, and $3,345 of liabilities. The cash equivalent as at April 30, 1999 was $9,811.

         The  Registrant  has  no  contractual   obligations  for  either  lease
premises, employment agreements or work commitments on the Zeb Oro claim and has made no commitments to acquire any asset of any nature.

         Operational and administrative expenses of the Registrant for 1999 are projected to be approximately $4,500 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,200), transfer agent's fees ($1,000) and miscellaneous ($750). The Zeb Oro claim is in good standing until February 2000 and if warranted the Registrant need not spend any money on its claim until that date. The cost to maintain the claim in good standing for an additional year after February 11, 2000 is $1,000. The Registrant can either perform exploration work on the claim in this amount or pay the Ministry of Finance the equivalent sum. The latter payment is known as cash-in-lieu. To maintain the Zeb Oro claim in good standing for the year commencing February 11, 2001 the amount would be $2,000. There is no increase in amount to be spent on the mineral claim after the second year; it will remain at $2,000.

         The current cash position is sufficient to pay the above noted expenses and if required the officers and directors can advance additional funds to the Registrant.

          Since March 4, 1999, the date of inception, the Registrant has incurred the following expenses:


                  Accounting and audit                       (1)    $   2,250
                  Bank charges                               (2)           75
                  Geology report                             (3)        1,200
                  Incorporation costs written-off            (4)          670
                  Management fee                             (5)        1,000
                  Office and miscellaneous                   (6)          175
                  Rent                                       (7)          600
                  Staking costs                              (8)          368
                  Telephone                                  (9)          200
                  Transfer agent's fees                     (10)        2,296
                                                                       ------
                     Total expenses for the period                  $   8,834
                                                                       ======

     (1)  Audit fee - $2,250

     The Registrant had its financial statements audited as at April 30, 1999, as attached to this Form 10-SB, for a fee of $1,500. In addition, accounting services in the preparation of a working paper file and the accounting records of the Registrant resulted in an invoice of $750.

     (2)  Bank changes - $75

     Monthly service charges for operating the account as charged by the Bank of Montreal.

     (3)  Geology report - $1,200

     The Registrant engaged the services of Calvin Church, P. Geo., to write a report to the Registrant detailing the mineralization on the Zeb Oro claim and recommending a future work program. This report was completed on April 30, 1999 and has been summarized in part in this Form under the heading of "Exploration and Development of Zeb Oro Mineral Property."

     (4)  Incorporation costs written-off - $670

     The Registrant has treated the costs of incorporation as period costs and has written them off as an expense in the current period rather than capitalize them and amortize them over a period of time.

     (5) Management fee - $1,000

     The Registrant has not paid any fees to its directors or officers during the current period. Nevertheless, the Registrant realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Registrant. Therefore, a management fee of $1,000 has been expensed and credited to capital contribution during the current period.

     (6)  Office and miscellaneous - $175

     Office and miscellaneous represents the printing of cheques for use by the Registrant, photocopying, courier and fax charges for the period.

     (7) Rent  -  $600

     The Registrant uses the personal residence of the President of the Registrant as an office. No charge has been incurred by the Registrant. Nevertheless, the Registrant recognizes that there is a cost to using an office and therefore has expensed $600 and credited to capital contribution a similar amount.

     (8)  Staking costs - $368

     The Registrant engaged the services of Edward Skoda to stake the Zeb Oro claim in the Zeballos area of British Columbia. Mr. Skoda invoiced the Registrant for his staking and recording costs.

     (9)  Telephone - $200

     The Registrant has not incurred any telephone charges to date. Nevertheless, the Registrant recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $200 with an offsetting credit to capital contribution. This expense was determined on the fair market value of obtaining a telephone line and operating for a three month period.

     (10) Transfer agent's fees - $2,296

     Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,096 for preparation and issuance of share certificates. The Registrant has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizating it over the entire year.

         Management feels that its present cash position after the payment of all outstanding accounts payable is sufficient to meet its present needs other than undertaking any exploration program on the Zeb Oro claim. To maintain the Zeb Oro claims in good standing for an additional year, being to February 2001, would result in cash been spent in the amount of approximately $1,000. Other expenses required by the Registrant in the immediate future would be for accounting, transfer agent charges, office expenses and audit. If the Registrant wishes to explore the Zeb Oro claim it will require additional funds. These funds might be provided by the directors and officers, by way of bank financing or the selling of the Registrant's capital stock. No consideration, at this time, has been given to the raising of additional funds.

         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.

YEAR 2000 COMPUTER PROBLEMS

         The Registrant is engaged in and dependent on computer technology in its business operations. Many existing computer programs use only two digits to identify a year in the date field; i.e., "98" instead of "1998". These programs were designed and developed without considering the impact of the upcoming change in the century, i.e., Year 2000. The Registrant uses computer software programs and systems that are essential to its business operations. In addition to the computer software programs, all computer equipment contains embedded computer chips. The Registrant is dependent upon equipment used by its suppliers, geologists and other professional bodies; all of which are themselves dependent upon computer software and computer equipment. It is difficult for the Registrant to ensure that its suppliers, geologists and other professional bodies have addressed the Year 2000 problem.

         The Registrant has determined that the consequences of its Year 2000 issues are likely to be material, in that a breakdown in the economy due to the Year 2000 problem might endanger its chances of having meaningful information from its exploration results. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Registrant has:

     1. The Registrant will be acquiring before the year 2000 Pentium 3 computers using Microsoft Windows 98 which are Year 2000 compatible. The Registrant will undertake a review of the computer equipment and software available to it and determine if the Year 2000 problem has been addressed. This review should be completed by the last fall of 1999.

     2. incurred no cost, as yet, to address the Year 2000 issue but expects its cost in the future will be for the purchase of the computer equipment and software mentioned in (1) above.

     3. acknowledged the risk it faces with the Year 2000 issue from its suppliers, geologists and professional bodies who have not addressed the Year 2000 issue and hence can no longer operate once the Year 2000 is upon the business community.

     4. a contingent plan in that it will discuss with its suppliers, geologists and other professional bodies their contingent plans and if they do not address the Year 2000 problem the Registrant will switch to other suppliers, geologists and professional bodies that have done so. There is no guarantee the Registrant will be successful in identifying those suppliers, geologists and professionals who have addressed the Year 2000 problem.

         However, there may be untold numbers of unforeseen circumstances or unknown factors which the Registrant has not yet identified, determined or anticipated regarding the Year 2000 computer problems, and such problems could have a material adverse affect on the Registrant's business operations and financial condition. Consequently, the Registrant can give no assurance that the Year 2000 compliance can be fully achieved without costs and uncertainties that may seriously and substantially adversely affect the Registrant's operations and financial results.


     In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

ITEM 3. DESCRIPTION OF PROPERTY

         The Zeb Oro claim consists of one 15 unit metric claim (13.2 miles) situated within the Zeballos mining camp near the town of Zeballos about 300 kilometres (186 miles) northwest of Victoria, British Columbia. The property is 100 percent owned by Zeb Oro Explorations Inc.

         The following is a description of the past exploration activities on the Zeb Oro claim.

         Several prospects lie within or on the claim boundaries of the Zeb Oro claim and can be seen on Exhibit 99 (a). These prospects were all staked and explored initially between 1936 and 1939 and have seen little activity since. Most of this early work consisted of surface stripping and a number of open cuts or short adits driven on high-grade gold veins. The entrances to most adits are now caved and covered by debris and the open cuts are sloughed.

         The most extensive workings were developed on the Maquinna vein where a total of six adits and numerous surface workings traced the vein over 670 meters (2,630 feet). West Zeballos Gold Mines Ltd., who owned the claims, now owned by the Registrant, from 1938 until 1943, did all the development work on the Maquinna property. The vein is ribboned with sulphides and quartz, varying 2.5 to 27 centimeters in width with assays up to 21.3 grams per tonne gold however assays long the vein are generally less than 7.0 grams per tonne gold. The Blackbird occurrence is considered part of the Maquinna property and is located 220 meters south of the main adit. A silicified lens of limestone is exposed at the Blackbird over 25 meters and contains pods of magnetite and chalcopyrite in contact with hornfelsed tuffs to the north.

         The Cordova shear-vein occurrence was staked initially by R.V. Murphy in 1937. He explored gold mineralized quartz lenses in the shear drifting a 15 meter (46 feet) adit and opening working three open cuts. The only recorded production from the Zeb Oro property comes from the Cordova vein in 1939 when 156 grams gold, 31 grams silver and 4 kilograms of copper were recovered from
1.0 tonnes of ore.

         Three other shear-vein occurrences are located within the Zeb Oro property however limited exploration work was completed on them due to poor initial results. The Pandora vein occurs in a narrow mineralized shear (10 cm) and was staked and worked in the 1939 by Jack Crossan of Zeballos. The Omega vein was staked by John Hagmo and C.J. Heaney in 1937 and later transferred ownership to Torres-Zeballos Mines Ltd. who drove one short adit on the vein in 1939. No production was ever recorded from the Omega showing. The Peerless occurrence is a gold mineralized quartz vein (5.0 cm) which follows the contact of the feldspar-porphyry dyke. The vein was prospected and exposed on surface by Pioneer Gold Mines Ltd. in 1937 and 1938 however no further work has ever been recorded.

         The Registrant's geologist has not taken any soil samples from the property due to the snow conditions being present when the Registrant acquired the claim.

OFFICES

         The Registrant's executive offices are located at 825 - 1200 West 73rd Avenue, Vancouver, British Columbia, Canada. The office is located in the offices of the President of the Registrant which are used to transact business of his other business interests. There is no charge to the Registrant for office but an imputed charge of $600 has been expensed during the current period with an offsetting entry to capital contribution. The Registrant realizes it will eventually be required to contribute its fair share to office rent. No discussions between the directors has taken place to date to decide upon the terms and conditions of the office rent.

INCORPORATION IN THE STATE OF NEVADA

         The Registrant incorporated in the State of Nevada rather than British Columbia mainly due to the tax reasons. In British Columbia the province has a capital tax based on the issued and outstanding shares. This is an annual tax. In addition both the Federal and Provincial Governments impose tax on any profits made. This tax could range as high as 51% of net income. By having a Nevada based company the Registrant will only be subject to a 15% withholding tax as set forth in the Canada/ US Tax Treaty. The State of Nevada has no corporate tax.

OTHER PROPERTY

The Registrant does not own any other property other than the rights to the minerals located on the Zeb Oro claim.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of June 30, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------

Common                   STEVEN BRUCE                              2,500,000 (i)             22.68%
Shares                   825 - 1200 West 73rd Avenue
                         Vancouver, B.C.
                         Canada, V6P 6G7

Common                   MICHAEL J. KENNAUGH                       2,500,000 (ii)            22.68%
Shares                   42 - 2951 Panorama Drive
                         Coquitlam, British Columbia
                         Canada, V3E 2W3


(1) As of June 30, 1999 there were 11,025,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

     (i) Steven Bruce, the President and Director of the Registrant, purchased for cash 2,500,000 shares at a price of $0.001 per share. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

     (ii)Michael J. Kennaugh, a director of the Registrant, purchased for cash 2,500,000 shares at a price of $0.001 per share. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting its sale and transfer.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of June 30, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------

Common                   STEVEN BRUCE                                 2,500,000 (3)          22.68%
Shares                   825 - 1200 West 73rd Avenue
                         Vancouver, B.C.
                         Canada, V6P 6G5

Common                   MICHAEL J. KENNAUGH                          2,500,000 (3)            22.68%
Shares                   42 - 2951 Panorama Drive
                         Coquitlam, British Columbia
                         Canada, V3E 2W3

Common                  CAROL KRUSHNISKY                                   NIL  (3)            0.00%
Shares                  1070 Eden Crescent
                        Delta, B.C.
                        Canada, V4L 1W7

                    All officers and directors as a                   5,000,000              45.36%
                           group (three persons)

(1) As of June 30, 1999, there were 11,025,000 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

(3) Mr. Bruce is President and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Bruce could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

     Mr. Kennaugh is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one
     (1) year, Mr. Kennaugh could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of June 30, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.


                                                                                 Term as
                                                                                 Director
                   Name                        Position Held                     Expires
               -----------                   -----------------                  -----------

            Steven Bruce                   President and Director                  2000

        Michael J. Kennaugh                Director                                2000

         Carol Krushnisky                  Secretary Treasurer                      -

         STEVEN BRUCE, 41, graduated from Simon Fraser University in 1981 with a Bachelor of Commerce degree in Economics. Since graduation he has been employed with New Generation Power Corp. as Vice-President and Chief Operational Officer. While employed with New Generation Power his duties included power contract negotiation, project financing and administration over all aspects of the accounting and financial functions. Subsequently Mr. Bruce became Vice-President and Chief Financial officer of Newgen Environmental Systems Inc., a company listed on the Alberta Stock Exchange ("Exchange") in Calgary, Alberta, Canada, and specialized in all aspects of the development of the company and in compliance reporting with the Exchange. Mr. Bruce has been employed with Newgen Environmental Systems Inc. for the past 10 years.

         CAROL KRUSHNISKY, 59, graduated on the Dean's List from Quesnel Secondary High School before working for two years in Quesnel, British Columbia as a secretarial assistant to a group of lawyers. Subsequent to this position, Ms. Krushnisky became assistant secretary to the Regional Engineer of British Columbia before becoming private secretary to the Minister of Highway of British Columbia, Phil Galaradi. She was employed in these two positions for a period of five years starting in 1960. After ceasing work for several years due to a family, Ms. Krushnisky incorporated and became president of Dixie Secretarial Services Ltd., a company supplying office assistance to various businesses. In conjunction with operating this company, Ms. Krushnisky accepted a position at Swinton & Company where she was personal secretary to the senior partners. During this time her main duties were reviewing of contracts, incorporating both private and public companies and communications as requested with various clients. For the past ten years, since 1989, she has managed her own business being a distributor for Mary Kay cosmetics. During this time she has served as a director of two public companies listed on the Vancouver Stock Exchange; British Pacific Investments and Amca Industries Inc. She has assisted in the formation of other companies both public and private.

         MICHAEL J. KENNAUGH, 57, graduated from the University of British Columbia in 1978 with a degree in real estate appraisal after having obtained a Bachelor of Science degree from the University of Victoria where he majored in Urban Land Geology. In 1979 he became a salesperson for DFH Realty Limited in Victoria, British Columbia and in 1982 moved to Vancouver to work as a commercial and residential sales agent for Royal Trust. In 1987 he jointed Realty World and a year later became an appraiser for Kerr & Kerr Real Estate Appraisers. In 1990 he became head of the appraisal department before starting his own appraisal firm, Canwest Appraisals Services Ltd. He was president and sole director of Canwest which specialized in commercial appraisals of land and businesses. In 1996 he joined Windermere Real Estate Services as a commercial salesperson before it merged in 1997 with Kennington Green Real Estate Ltd. He is still employed with Kennington Green Real Estate Services.

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities and Exchange Act of 1934.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant.

ITEM 6. EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended June 30, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                        SUMMARY COMPENSATION TABLE (1999)


                                                                     Long Term Compensation (US Dollars)
                                                                      ----------------------------------
                                  Annual Compensation                       Awards            Payouts
                                 --------------------                      --------           --------
           (a)                (b)         (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual        stock       Options/       LTIP        compen-
   Name and Principal                                  Comp.        awards         SAR        payouts      sation
        position             Year        Salary         ($)          ($)           (#)          ($)          ($)
     -------------           ----        -------        ---          ---           ---          ---         -----

Steven Bruce,                1999         -0-           -0-          -0-           -0-          -0-          -0-
President and
Director

Michael Kennaugh,            1999         -0-           -0-          -0-           -0-          -0-          -0-
Director

Carol Krushnisky,            1999         -0-           -0-          -0-           -0-          -0-          -0-
Secretary Treasurer

There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at June 30, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The  Registrant  has never before filed a  prospectus  specified  under
Section 10(a) of the Securities Act of 1933 at this time. The Registrant raised funds from its officers and directors relatives, friends and business associates as more fully described below.

Shares issued to Directors

          On March 16, 1999 the directors of the Registrant subscribed for 5,000,000 shares at $0.001 per share for cash consideration. The breakdown of the shares is as follows:

                   Steven Bruce                       2,500,000 shares
                   Michael J. Kennaugh                2,500,000 shares

         This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Registrant could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued at $0.001 to non-directors and officers

         On March 20, 1999 the Registrant accepted subscription agreements from 12 individual corporations for a total number of 6,000,000 shares at a price of $0.001 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares. The names of the corporation, the principal officer and the number of shares purchased for each corporation is listed below:

        Name of Corporation                     Principal                  Number of Shares
        -------------------                     ----------                 -----------------

       Portsail Overseas Ltd.                   Maria Scott                    550,000
       Aquitaine Investments S.A.               Ronald Lui                     390,000
       Longford Ventures Ltd.                   Jessica Garbutt                500,000
       Principal Corp.                          Amir Sosa                      545,000
       Girot Compagnie S.A.                     Richard Smith                  450,000
       Kingmoor Capital Ltd.                    Tracey Williams                525,000
       Waterloo Investments Inc.                Clifford Wilkins               455,000
       Ravensburg Kapital GmbH                  Marie Gabb                     540,000
       Camaret Freres S.A.                      Joy Vernon-Godfrey             530,000
       First Lincoln Holdings Inc.              Keith King                     500,000
       Blue Dolphin Capital Inc.                David Finzer                   480,000
       Maurice International Inc.               Michael Laidlaw                535,000


Shares issued at $0.10 per share to other shareholders

         On or about March 26, 1999, the Registrant issued the following shares to individuals listed for the consideration of $0.10 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                           Number of
               Shareholder                  Shares
               -----------                 ----------

               Nikolas Krushnisky              500
               Jako Krushnisky               1,000
               Gordon Krushnisky             1,000
               Carrie Lee Page                 500
               Colleen Watalla                 750
               David Bruce                   1,000
               James D. Bruce                1,500
               Sandra Bruce                  1,000
               Robin Hethey                  1,250
               Carsten Mide                    500
               Glyn Hethey                   1,000
               John W. Walker                1,000
               Carol Finley                  1,000
               Charles Hethey                1,800
               James Hethey                  1,800
               Rebekah Krushnisky              750
               Carrie Thachuk                  750
               E. Del Thachuk                1,000
               Stacey Bligh                  1,000
               Mary Hethey                   2,000
               Ray Levesque                    500
               Maryanne Thachuk              1,200
               Philip Yee                      900
               Raymond Miller                  500
               Michael Thachuk                 800

         Certain parties interested in the Registrant's success have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:

               Management fees            $  1,000
               Rent                            600
               Telephone                       200
                                            ------
                                          $  1,800
                                            ======
         There is no lease arrangement for office space between the Registrant and its President.

         Certain directors of the Registrant are directors, officers, stockholders and/or employees of other companies, and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

         All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Registrant. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Registrant, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

REPORTS TO SECURITIES HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status of a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material which the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).


ITEM 8. DESCRIPTION OF SECURITIES

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at June 30, 1999, 11,025,000 shares were outstanding.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock is not presently traded or listed on any public market. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 5,000,000. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

          The approximate number of record holders of the Registrant's common stock as at June 30, 1999 is 39 of which two are directors of the Registrant.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2. LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3. DISAGREEMENT WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to June 30, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i) Subscription for 5,000,000 shares by the Directors of the Registrant

         On March 16,1999 the Registrant approved the issuance to its directors of 5,000,000 shares at a price per share of $0.001. Mr. Bruce, President of the Registrant, purchased for cash 2,500,000 shares and Mr. Kennaugh, Director of the Registrant, purchased for cash 2,500,000 shares. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii) Subscription for 6,000,000 shares at a price of $0.001 per share

         On March 21, 1999, the Registrant accepted share subscriptions from twelve corporate investors of a total of 6,000,000 shares at a price of $0.001 per share. All shares were paid for in cash which result in proceeds to the Registrant of $6,000. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All of these corporation reside outside the United States and none of the principals are residents or citizens of the United States.

(iii) Subscriptions for 25,000 shares at a price of $0.10 per share

         On  March  27,  1999,  the  Registrant   accepted   subscriptions  from
twenty-five investors in the amount of 25,000 shares at a price of $0.10per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All the shareholders live outside the United States and none are US citizens.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

       The following financial statements are filed with this Form 10-SB:



                                                                                                    Page
                                                                                                    ----
Report of Independent Certified Public Accountants                                                   31
Financial Statements of Zeb Oro Explorations Inc.
        Balance Sheet as at April 30, 1999                                                           32
        Statement of Operations for the Period from March 4, 1999 (Date
             of Inception) to April 30, 1999                                                         33
        Statement of Changes in Stockholders' Equity for the Period from
             March 4, 1999 (Date of Inception) to April 30, 1999                                     34
       Statement of Cash Flows for the Period from March 4, 1999 (Date
             of Inception) to April 30, 1999                                                         35
        Notes to Financial Statements                                                                36




ANDERSEN ANDERSEN & STRONG, L.C.                                     941 East 3300 South, Suite 220
Certified Public Accountants and Business Consultants Board             Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                                     Telephone 801-486-0096
                                                                                   Fax 801-486-0098
                                                                         E-mail Kandersen @ msn.com


Board of Directors
Zeb Oro Explorations Inc.
Vancouver B. C. Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Zeb Oro Explorations Inc. (a development stage company) at April 30, 1999 and the statement of operations, stockholders' equity, and cash flows for the period from March 4, 1999 (date of inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeb Oro Explorations Inc. at April 30, 1999 and the results of operations, and cash flows for the period from March 4, 1999 (date of inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                           /s/  "Andersen Andersen & Strong"
May 28, 1999




         A member of ACF International with affiliated offices worldwide

                            ZEB ORO EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                                     BALANCE
                                 APRIL 30, 1999



ASSETS
CURRENT ASSETS
     Cash                                                         $   9,811
                                                                     ------
           Total Current Assets                                       9,811
OTHER ASSETS
     Mineral claims - Note 3                                              -
                                                                     ------
                                                                  $   9,811
                                                                     ======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable                                            $   3,345
                                                                     ------
            Total Current Liabilities                                 3,345
                                                                     ======
STOCKHOLDERS' EQUITY
Common stock
      200,000,000 shares authorized, at $0.001 par
      value; 11,025,000 shares issued and outstanding               11,025
Capital in excess of par value                                       4,275
Deficit accumulated during the development stage                    (8,824)
                                                                    ------
Total Stockholders' Equity                                           6,466
                                                                    ------
                                                                  $  9,811
                                                                    ======

   The accompanying notes are an integral part of these financial statements.

                            ZEB ORO EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                        FOR THE PERIOD FROM MARCH 4, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 1999




SALES                                              $       -

EXPENSES                                               8,834

NET LOSS                                           $  (8,834)
                                                       ======
NET LOSS PER COMMON SHARE

     Basic                                         $   (.001)
                                                       ======

AVERAGE OUTSTANDING SHARES

     Basic                                        11,025,000
                                                  ==========









   The accompanying notes are an integral part of these financial statements.

                            ZEB ORO EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE PERIOD FROM MARCH 4, 1999 (DATE OF INCEPTION)
                                TO APRIL 30, 1999



                                                         Common Stock          Capital in
                                                        ---------------         Excess of            Accumulated
                                                     Shares        Amount       Par Value               Deficit
                                                     ------        ------      -----------             ---------
BALANCE MARCH 4, 1999 (date of inception)               -        $    -        $    -                  $   -

Issuance of common stock for cash
  at $.001 - March 14, 1999                        5,000,000       5,000            -                      -

Issuance of common stock for cash
   at $0.001 - March 16, 1999                      6,000,000       6,000            -                      -

Issuance of common stock for cash
    At $0.10 - March 27, 1999                         25,000          25         2,475                     -

Capital contribution - expenses                         -              -         1,800                     -

Net operating loss for the period from
    March 4, 1999 to April 30, 1999                     -              -            -                   (8,834)

BALANCE APRIL 30, 1999                           ,11,025,000    $ 11,025       $ 4,275                 $(8,824)
                                                 ===========      ======         =====                  ======





   The accompanying notes are an integral part of these financial statements.

                            ZEB ORO EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE PERIOD FROM MARCH 4, 1999
                      (DATE OF INCEPTION) TO APRIL 30, 1999


CASH FLOWS FROM
  OPERATING ACTIVITIES:

Net loss                                                               $ (8,834)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                            3,345
    Capital contributions - expenses                                      1,800
                                                                        -------

Net Cash From Operations                                                 (3,689)
                                                                        =======
CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                               -
                                                                        --------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                            13,500
                                                                        -------

Net Increase in Cash                                                      9,811
                                                                        -------
Cash at Beginning of Period                                                 -

Cash at End of Period                                                $    9,811
                                                                        =======

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contributions - expenses                                     $    1,800
                                                                          =====





   The accompanying notes are an integral part of these financial statements.

                            ZEB ORO EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS


1. ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on March 4, 1999 with authorized common stock of 200,000,000 shares at $0.001.

The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore reserve and therefore has not reached the development stage and is considered to be in the exploration stage. (Note 3).

Since its inception the Company has completed a Regulation D offerings of 11,025,000 shares of its capital stock for cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes

The Company has elected a fiscal year ending December 31, and has not completed an operating period and therefore has not filed an income tax return, however, the Company may incur an operating loss for the period ended December 31, 1999 which will be available for carryover and applied against future taxable income resulting in a tax benefit. The potential tax benefit from any loss carry forward has been fully offset by a valuation reserve because the use of any future tax benefit is doubtful since the Company has no operations.

Any loss carryforward from the year ended December 31, 1999 will expire in the year 2020.

Earning (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

                           ZEB ORO EXPLORATIONS INC.
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIIES - continued


Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Capitalization of Mining Claim Costs

Cost of acquisition, exploration, carrying, and retaining uproven properties are expensed as incurred. Cost incurred in proving and developing a commercially minable ore reserve ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment are capitalized and depreciated over their useful lives.

Environmental Requirements

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.

Financial Instruments

The carrying amounts of financial instruments, including cash, mineral leases, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. MINERAL CLAIMS

The Company has acquired one 15 unit metric mineral claim known as the Zeb Oro Claim claims located in the Zeballos mining area near the town of Zeballos about 300 kilometres

                            ZEB ORO EXPLORATIONS INC.
                           (Exploration Stage Company)
                    NOTES TO FINANCLAL STATEMENTS (CONTINUED)


3.       MINERAL CLAIMS - continued

northwest of Victoria, British Columbia with an expiration date of February 11, 2000. The cost of staking and filing have been expensed.

The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

The claims may be retained by the Company by payment of yearly lease amount of $1,000 in February 2000 and $2,000 in February 2001 and thereafter.


4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 45% of the common stock issued.

Officers and directors have paid expenses for the Company which are shown as a contribution to capital amounting to $1,800.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The risk factors for this possibility are unknown and the Company has formulated no policy for the resolution of such conflicts.

5.        GOING CONCERN

The Company does not have the working capital necessary to complete the exploration of the minerals claims in note 3.

The Company will need additional working capital to be successful in its planned activities and continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
   NO.
-------


(2)      Charter and By-Laws
         (a) Certificate of Incorporation of Zeb Oro Explorations Inc. (filed herewith, page 41)

         (b)      Bylaws (filed herewith, page 45)
(3)      Instruments Defining Rights of Securities Holders
         (a)      Text of stock certificates for common stock  (filed  herewith, page 56)
(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not made in the ordinary course of business
                  (i)      Transfer  Agent  and  Registrar   Agreement   between
                           Registrant and Nevada Agency & Trust Co., dated March 10, 1999 (filed herewith, page 57)
(10)     Consent of experts and counsel
         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 60)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Registrant
                  Not applicable
(24)     Power of Attorney
                  None
(99)     Addition Exhibits
                  (a) Claim Map - Zeb Oro Explorations Inc. (filed herewith, page 61) (b) Glossary of Geological and Technical Terms (filed herewith, page 62) (C) Geologists Used as References (filed herewith, page 67)

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                          [Attached, pages 41 through 67]

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      ZEB ORO EXPLORATIONS INC.
                                                            (Registrant)

                                                   by /s/  "STEVEN BRUCE"
                                                      --------------------------
                                                             Steven Bruce
                                                       President and  Director


                                                   By /s/   "CAROL KRUSHNIKSY"
                                                      --------------------------
                                                            Carol Krushnisky
                                                          Secretary Treasurer

                                                    Dated:    September 28, 1999